Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
OCTOBER 10, 2005
LJ INTERNATIONAL WINS DESIGN AWARDS
AT HONG KONG COMPETITION
Company Is Honored both Champion and First Runner
Up in Diamond Brooch and Freestyle Design Categories
HONG KONG and LOS ANGELES, October 10, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today said that it has won both Champion and First Runner Up design awards at the 7th Buyers’ Favorite Jewelry Design Competition 2005, organized by the Hong Kong Jewelry Manufacturers’ Association. The awards were in the Diamond Brooch and Freestyle Design categories.
The winning designs were produced by LJI’s in-house creative team. LJI has over 20 in-house designers in China, HK, USA and Brazil. It was strengthen by the joining of the renowned designer Omar Torres. Torres, best known for his work with Bvlgari and Movado, is overseeing the creation of new products for LJI’s Lorenzo brand jewelry lines, sold worldwide through multiple retail channels including the Company’s ENZO stores in China.
The 7th Buyers’ Favorite competition, announced on September 25th in Hong Kong, is one of the industry’s major international design contests. The Hong Kong Jewelry Manufacturers’ Association launched the annual premier event “The Buyers Favorite Jewelry Design Competition” in order to enhance local jewelry to higher standards and arouse the interest of the buyers from all over the world. The competition aims to stimulate the unlimited creativity of the local designers, with elements of the market touch.
The competition Jury, from a panel of jewelry experts and international buyers, met at the September Hong Kong Jewelry & Watch Fair to judge the finalist designs. They chose their favorite designs in each category. Finally, the top three winners and two merits in all five categories were selected from over 250 designs.

LJI Chairman and CEO Yu Chuan Yih commented, “The recognition we received at this year’s Buyers’ Favorite contest reflects one of LJI’s long-standing strengths – one of the most creative and strongest team of designers in the industry. As part of our vertically integrated mine-to-market structure, this creative strength complements the efficiencies of our business model and helps make LJI products uniquely appealing to global consumers. With Omar Torres now leading our creative effort, we expect even more recognition from the industry, as well as from consumers.”
The Hong Kong Jewelry Manufacturers’ Association, sponsor of the Buyers’ Favorite contest, is one of the world’s leading regional trade organizations in the jewelry industry. Founded in 1988 by 17 leading Hong Kong jewelry manufacturers, it now has more then 350 members. For more information, go the association’s Web Site at http://www.jewelry.org.hk.
About LJ International
LJ International, Inc. (LJI) is a publicly-owned company trading under (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its recently launched ENZO retail stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, go to its Web Site at http://www.ljintl.com .
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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